Exhibit 1
press release
                          Sierra Health Services, Inc.(R)

                              2724 North Tenaya Way
                             Las Vegas, Nevada 89128

                                 (702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS:  Peter O'Neill                               Ron Heckmann

           VP, Public & Investor Relations             Gallen Associates
           Sierra Health Services, Inc.                CB Richard Ellis
           (702) 242-7156                              (925) 930-9848
           poneill@sierrahealth.com                    ron@gallen.com

                        SIERRA HEALTH SERVICES ANNOUNCES
                    COMPLETION OF SALE/LEASEBACK TRANSACTION

                            FOR LAS VEGAS REAL ESTATE

         Las Vegas, January 2, 2001 - Sierra Health Services, Inc. (NYSE:SIE) announced today that it has completed a sale of the majority of its Las Vegas real estate holdings to CB Richard Ellis Corporate Partners, LLC, a Los Angeles-based investment fund sponsored by CB Richard Ellis Investors, LLC. Sierra entered into a long-term lease arrangement with the buyers, effective December 28, 2000. The purchase price for the properties is $115 million, with the initial net proceeds to Sierra expected to be $61.7 million. Sierra will use $50 million of these proceeds as an initial payment on its recently amended and restated line of credit.

         The purchase includes approximately 550,000 square feet of administrative office space and medical clinic facilities. The bulk of the office space is located on the campus of the company's corporate headquarters in northwest Las Vegas. The clinics are located throughout the Las Vegas metropolitan area. Not included in the purchase price is one administrative office building on the main campus that houses the home offices of Health Plan of Nevada, Inc. and Sierra Health and Life Insurance Company, Inc.

         "We are pleased that we have been able to reach a favorable agreement with CB Richard Ellis," said Anthony M. Marlon, M.D., chairman and chief executive officer of Sierra. "Late last summer, we announced a series of initiatives designed to reduce the company's debt load. This latest transaction allows us to make a substantial reduction to our newly amended credit line and improves the company's financial position as we begin 2001."

         CB Richard Ellis Investors, LLC is the $10 billion investment management arm of CB Richard Ellis (NYSE:CBG). The Corporate Partners unit was formed in 1999 to provide corporations with strategic and financial solutions to real estate ownership including sale/leaseback transactions. Corporate Partners acts as principal in the acquisition and resale of "credit" and "non-credit" net leased properties and portfolios.

                                                         ---more---

Sierra Announces Completion of Sale/Leaseback p.2/2/2/2/2

          "The sale/leaseback transaction is a win-win solution for many corporations," said Howard Sands, Corporate Partners principal. "Increasingly, corporations are seeking strategic alternatives that let them maintain control of their real estate while freeing up capital that's better utilized in their core business. For Sierra, this type of transaction allows the corporation to realize the full market value of its real estate while continuing to control the property on a long-term basis with known occupancy costs."

         The Las Vegas and Phoenix offices of CB Richard Ellis represented Sierra in locating a buyer for its Las Vegas portfolio.

         Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve 1.3 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.


         Headquartered in Los Angeles, CB Richard Ellis, the world's leading real estate services company, has 10,000 employees worldwide and serves real estate owners, investors and occupiers through some 250 principal offices in 43 countries. Services include property sales and leasing, property management, corporate services and facilities management, mortgage banking, investment management, capital markets, appraisal/valuation, research and consulting. In 1999, CB Richard Ellis completed 30,554 sale and lease assignments, with an aggregate consideration value of nearly $48 billion.


         Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations and programs, including TRICARE, Medicare and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs and inflation; 4) successful integration of acquired companies; 5) economic impact of expansion; 6) changes in borrowing costs and commitments; and 7) potential complications with computer conversions. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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